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Confidential

November 9, 2022

Mr. Robert Shapiro

Ms. Theresa Brillant

Ms. Jennie Beysolow

Mr. Donald Field

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	QuantaSing Group Limited (CIK No. 0001932770)
Response to the Staff’s Comments on
Draft Registration Statement on
Form F-1 Confidentially Submitted on September 29, 2022

Dear Mr. Shapiro, Ms. Brillant, Ms. Beysolow and Mr. Field,

On behalf of our client, QuantaSing Group Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 28, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 29, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act. To facilitate your review, we have separately sent to you via email today a copy of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and will, upon your request, deliver paper copies of the same to you.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 • 罗沙迪律师事务所

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Cover page

1.

We note your disclosure on the prospectus cover page that you will be a controlled company following the offering. Please disclose, if true, that Mr. Peng Li will have the ability to determine all matters requiring approval by stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on the fifth paragraph of the Cover page, and pages 14, 82 and 83 of the Revised Draft Registration Statement.

2.

We note your disclosure in the sixth paragraph that “QuantaSing Group Limited is a Cayman Islands holding company with no substantive operations” and that you “carry out [y]our business in China through [y]our wholly-owned PRC subsidiary (“WFOE”) and its contractual arrangements, commonly known as the VIE structure.” Please revise to expressly state that you are not a Chinese operating company, as disclosed on page 95. In addition, explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.

In response to the Staff’s comment, the Company has revised the disclosure on the sixth paragraph of the Cover page of the Revised Draft Registration Statement.

3.

Please revise to more clearly disclose that if the Accelerating Holding Foreign Companies Accountable Act is enacted, it would decrease the period of time in which your ADSs may be prohibited from trading or delisted from three years to two years.

In response to the Staff’s comment, the Company has revised the disclosure on the eighth paragraph of the Cover page and page 13 of the Revised Draft Registration Statement.

4.

Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable and provide cross-references to the condensed consolidating schedule and the consolidated financial statements. In addition, discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comment, the Company has revised the disclosure on the ninth and tenth paragraph of the Cover page and pages 9, 10 and 67 of the Revised Draft Registration Statement.

5.

Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

In response to the Staff’s comment, the Company has revised the disclosure on the tenth paragraph of the Cover page and page 7 and 67 of the Revised Draft Registration Statement.

6.

To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the tenth paragraph of the Cover page and page 9 of the Revised Draft Registration Statement.

Prospectus Summary

Who We Are, page 1

7.	Please revise the fourth paragraph to also discuss and disclose your net income or losses for the referenced periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 136 of the Revised Draft Registration Statement.

Corporate History and Structure, page 3

8.

We note your disclosure about your corporate structure that involves a VIE based in China. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 5, 8 and 9 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it has discussed in details how and why the contractual arrangements may be less effective than direct ownership and the Company may incur substantial costs to enforce the terms of the arrangements, as well as the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to the contractual arrangements and relevant challenges in enforcement on pages 8 and 9 of the Revised Draft Registration Statement.

Risks and Challenges

Risks related to our corporate structure, page 5

9.

We note your summary of risks related to your corporate structure describing risks arising from the legal system in China. Please expand your disclosure to discuss risks that the Chinese government may intervene or influence your operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, provide a specific cross-reference (title and page number) to the relevant individual detailed risk factor for each of the principal risks and challenges provided.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 7 of the Revised Draft Registration Statement.

Cash and asset flows through our organization, page 8

10.

We note your disclosure about how cash is transferred through your organization and capital contribution amounts as of June 30, 2021 and 2022. Please expand to disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions and limitations on your ability to distribute earnings from the company to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the ninth paragraph of the Cover Page, and pages 9, 10 and 11 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that, by way of a hypothetical example, it has quantified the tax consequences of the dividends or distributions of a subsidiary or consolidated VIE to the holding company in the tabular disclosure and the accompanying notes and explanations on pages 10 and 11 of the Revised Draft Registration Statement, and the tax consequences of dividends and distributions made to U.S. investors on pages 11 of the Revised Draft Registration Statement. As of the date of this prospectus, none of QuantaSing Group Limited, the Company’s WFOE and the VIE has paid any dividends or made any distributions to their respective shareholder(s), including any U.S. investors.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 10

11.

Please refer to the first paragraph. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained. Additionally, we note your disclosure that “[a]s of the date of this prospectus, our WFOE and the affiliated entities have obtained the licenses, permits and registrations from the PRC government authorities that are material for our business operations in China.” The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 12 and 32 of the Revised Draft Registration Statement.

12.

Please refer to the second paragraph. We note your disclosure that “[you]... have applied for and completed a cybersecurity review for this offering and listing pursuant to the Cybersecurity Review Measures.” Please revise to discuss in greater detail your application and when approval was granted. Additionally, we note that this disclosure tends to contradict the subsequent disclosure in the remaining paragraph. Please reconcile. Additionally, to the extent a cybersecurity review is not necessary, please revise to discuss how you came to that conclusion, why that is the case, and the basis on which you have made that determination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 12 and 13 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that it has revised such disclosure to separately discuss, under the subsection “Regulatory Permissions and Licenses for Our Operations in China and This Offering,” (1) the licenses, permits and registrations from the PRC government authorities necessary for its business operations in China, (2) the cybersecurity review pursuant to the Cyber Security Review Measures; and (3) the potential approval requirements from the CSRC in connect with the offering and listing. The Company has further disclosed, that except as otherwise disclosed above, it has not been requested to obtain or denied any other license or permission from any government authority in China in connection with the Company’s or the VIE’s operations or the listing or this offering to date. The Company further advises the Staff that it has applied for and completed the cybersecurity review by the CAC pursuant to the Cybersecurity Review Measures. The Company believes this disclosure, amid the revised context, can provide the investors material information to understand that the cybersecurity review has been completed under the Cybersecurity Review Measures in connection with the listing and the initial public offering.

13.

Please refer to the second paragraph. Please revise to provide the name of the PRC counsel who provided advice regarding your permissions and approvals requirement conclusions and file such counsel’s consent as an exhibit to the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Revised Draft Registration Statement. The Company further advises the Staff that the PRC counsel’s consent will be included and filed as Exhibit 23.3 to the registration statement.

14.

We note your disclosure that you are covered by permissions requirements from the CSRC and CAC, and that you have not been requested to obtain or denied any permissions by any Chinese authority. Please revise to state whether you are covered by permissions requirements from any other governmental agency that is required to approve the VIE’s operations; and whether the VIEs are covered by permissions requirements from the CSRC or CAC. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 12, 13, 33, 59 and 61 of the Revised Draft Registration Statement.

Implications of Being a Controlled Company, page 12

15.

We note your disclosure that you are permitted to elect not to comply with certain corporate governance requirements. Please revise to clarify those that you intend to voluntarily follow and those you do not, so that it is clear to what extent you intend to take advantage of the “foreign private issuer” and “controlled company” exceptions available to you. Make conforming disclosures throughout the prospectus, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 82 and 83 of the Revised Draft Registration Statement.

Conventions that Apply to this Prospectus, page 13

16.

We note your disclosure that your reference to China or the PRC excludes Taiwan, Hong Kong, and Macau. Please clarify that the “legal and operational” risks associated with operating in China also apply to operations in Hong Kong/Macau/Taiwan. In addition, to the extent material, discuss the applicable laws and regulations in Hong Kong/Macau/Taiwan, as applicable, as well as the related risks and consequences. To the extent material, please also consider making conforming changes in your Regulation section on page 150 to address regulations in Hong Kong/Macau/Taiwan that may affect your business operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Revised Draft Registration Statement. The Company further advises the Staff that it currently has no business operation in the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan.

Risk Factors, page 27

17.

Your risk factor disclosure on page 41 regarding global systemic economic and financial crisis including concerns over the rising level of inflation in major industrial countries; and on page 48 regarding increases in labor costs, inflation and implementation of stricter labor laws in the PRC, indicates that you may have had or believe that there is a potential risk that inflation may impact your business. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 44 of the Revised Draft Registration Statement.

The Chinese government has significant authority to exert influence on the China operations of an of shore holding company..., page 56

18.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to discuss the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 58, 59 and 61 of the Revised Draft Registration Statement.

Recent greater oversight by the CAC over data security..., page 58

19.	Please revise your disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Revised Draft Registration Statement.

Use of Proceeds, page 85

20.	Please revise to disclose, if true, that you expect the proceeds to be used in China in the form of RMB and that you will need to convert any capital contributions or loans from U.S. dollars to RMB.

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 92

21.

We note your disclosure related to the “Enforceability” challenges of bringing actions and enforcing judgments or liabilities against most of your directors and officers who are nationals or residents of jurisdictions other than the United States. If such directors and officers are located in the PRC or Hong Kong, state as much and identify the relevant individuals.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Results of Operations

Specific factors affecting results of operations, page 99

22.

We note per page 135 that you have launched 19 series of personal interest courses, including financial literacy courses and other trending personal interest courses. Please tell us your consideration of including the number of free introductory courses and premium courses being offered for each period presented.

The Company respectfully advises the Staff that the 19 series of personal interest courses refer to the 19 subjects/topics of curricula that the Company has launched to date, each of which generally comprises introductory and premium course components. For each subject/topic of personal interest courses, the introductory course of such subject/topic is offered free of charge or at nominal value primarily for new learner acquisition purpose, and the premium course of such subject/topic is offered as paid course primarily as the source of its revenues. As such, the Company considers that the existing disclosure on the number of subject/topics rather than the respective number of introductory courses and premium courses being offered for each period is more meaningful for investors to understand the diversity of the course offerings and business of the Company. In addition, the Company has discussed its major curricula in details in the Business Section (i.e., major financial literacy courses and major personal interest courses) on pages 142 and 143 of Revised Draft Registration Statement, and provided key operating metrics such as the number of registered users, introductory course learners and paying learners, on pages 29 and 107 of Revised Draft Registration Statement. The Company believes that such qualitative and quantitative disclosure can provide investors with adequate and meaningful information to understand the key factors affecting the Company’s results of operations.

Revenues from individual online learning services, page 109

23.

Please quantify the extent to which the 47.1% (or $110 million) increase in revenues from financial literacy courses are due to changes in the average price of premium financial literacy classes and the increase in the market demand for your online financial literacy courses. Refer to Item 5.A.1 of Form 20-F as referenced from Item 4 of Form F-1.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Revised Draft Registration Statement.

Results of Operations

Fiscal year ended June 30, 2022 compared to fiscal year ended June 30, 2021

Revenue from enterprise services, page 110

24.	Please quantify the key factors which contributed to the 28.6% increase in enterprise services revenue. Refer to Item 5.A.1 of Form 20-F as referenced from Item 4(a) of Form F-1.

The Company respectfully advises the Staff that the 28.6% increase in enterprise services revenue is driven by the growth of the Company’s marketing services for enterprises. Such growth was in turn primarily driven by the growth of its individual online learning services and the increase in its learner base, which had a positive overall impact on the quality and quantity of leads generated for the marketing services. However, the Company respectfully requests not to further quantify the factors, given that: (1) it is impractical to quantify the degree of such positive impact in a meaningful and accurate manner; and (2) the metrics relating to the leads per se cannot be determined in a meaningful, consistent and accurate manner, because such metrics tend to vary based on different types of enterprise customers and the underlying services that the relevant enterprise customer in turn provides to the learners connected.

Liquidity and Capital Resources, page 113

25.

We note your disclosure in the Business section that you are in the process of developing technical and operating services to enterprises interested in developing their proprietary online learning platform services. Please include a discussion here of management’s planned capital expenditures or any known trends relating to your enterprise-related expenditures. Additionally, revise to clarify your expected costs in order to complete and commercialize the development. Refer to Item 5.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 121 and 147 of the Revised Draft Registration Statement.

Industry Overview, page 124

26.

Your statement that [t]he information presented in this section has been derived from an industry report commissioned by us and that [n]either we nor any other party involved this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information appears to disclaim responsibility with respect to the commissioned third-party information. Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Therefore, please either delete this disclosure or revise to state that you are responsible for such information.

In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(q) Revenue recognition

(ii) Enterprise services, page F-28

27.

We note per page 41 that you generally calculate and collect service fees for marketing services based on the quality and quantity of the leads generated and/or amount of services offered. Please explain in more detail how these fees are determined, including how the quality and quantity of the leads impacts the amount.

The Company respectfully advises the Staff that the service fees for marketing services within a period of time are generally based upon (1) the number of leads referred to a securities brokerage firm which successfully opened a brokerage account with such firm and satisfied their quality requirements, such as having a minimum level of average daily asset in the brokerage accounts; or the number of leads referred to an insurance intermediary which successfully purchased insurance products through such insurance intermediary; and (2) a percentage-based commission or standard unit price for each lead referred.

(r) Cost of revenues, page F-30

28.	Please tell us whether the costs incurred to create free introductory courses are included in cost of revenues or sales and marketing expenses and the basis for your determination.

The Company respectfully advises the Staff that the costs incurred for “free” introductory courses (i.e., introductory courses free of charges or, occasionally, for a nominal price) primarily consist of the compensation for relevant staff responsible for developing and delivering introductory courses, who are primarily staff performing the sales functions. Such costs are included in sales and marketing expenses, based on the following considerations: (1) the free introductory courses are primarily used for the sales and marketing of the premium courses, and

(2) the free introductory courses are different from the premium courses in terms of course content and course mode, and are developed and/or delivered by different staff, such as their respective course tutoring and content development staff. In particular, the introductory financial literacy courses target individuals who might be interested in acquiring basic financial knowledge, and, therefore, are designed to introduce a wide range of fundamental financial knowledge and delivered in a live large-class mode, with the purpose to broadly appeal to and incentivize such individuals to proceed with the Company’s premium courses. In contrast, the premium financial literacy courses target individuals who wish to advance their financial and investment knowledge and skills in specific areas, such as fund and stock investment, and are delivered primarily in the community-based training camp mode, including training camp communities, pre-recorded lectures, and illustrative slideshows. See “Business — Our Individual Online Learning Services” of the Revised Draft Registration Statement for the details of the Company’s introductory and premium courses. In addition, the free introductory courses are primarily developed and delivered by the staff performing the sales functions, and the premium courses are primarily developed by the course content development staff who do not perform the sales functions.

(aa) Recently issued accounting pronouncements, page F-33

29.

We note that you have disclosed when recently issued accounting standards are effective for public business entities and all other entities. Please disclose the date on which you will adopt each recently issued standard. See SAB Topic 11:M.

In response to the Staff’s comment, the Company has revised the disclosure on page F-34 of the Revised Draft Registration Statement.

Note 19: Disposal of Baichuan, page F-55

30.	Please tell us your basis for recognizing the disposal of Beijing ChangYou Star Network Technology Co., Ltd., a subsidiary of VIE 1, as a capital transaction.

The Company respectfully advises the Staff that Beijing ChangYou Star Network Technology Co., Ltd. was historically a subsidiary of VIE 1 which was part of the Listing Businesses that has been transferred to the Company, and the relationship between Beijing ChangYou Star Network Technology Co., Ltd. and the Listing Businesses does not satisfy the criteria under SAB Topic 5-Z for the “de-pooling” method. The transaction should be accounted for as a disposal pursuant to ASC 360-10.

The Company further considered that Beijing ChangYou Star Network Technology Co., Ltd. was disposed of to an entity controlled by the same group of shareholders with the Company with the same shareholder ownership percentages. The transaction is a transfer among entities that have a high degree of common ownership and determined to lack economic substance and is accounted for in a manner similar to a disposal under common control. Any difference between the proceeds received by the transferring entity and the book value of the disposal group would be recognized as a capital transaction and no gain or loss would be recorded.

In response to the Staff’s comment, the Company has revised the disclosure on page F-55 of the Revised Draft Registration Statement to clarify the basis for the accounting treatment.

General

31.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully advises the Staff that neither the Company nor any of its authorized representatives has presented any written materials to any potential investors. The Company confirms that it will provide the Staff with copies of such written materials if it engages in any communication with investors in reliance on Section 5(d) of the Securities Act.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

Enclosures

cc:

Peng Li, Chairman and Chief Executive Officer, QuantaSing Group Limited

Dong Xie, Chief Financial Officer, QuantaSing Group Limited

Hendry Pai, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin Su, Partner, Latham & Watkins LLP

Daying Zhang, Partner, Latham & Watkins LLP